UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of Registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Blue Hat Interactive Entertainment Technology, a Cayman Islands exempted company (the “Company”), furnishes under the cover of Form 6-K the following:

Exhibits.

Exhibit No.	Description
99.1	Press Release dated March 13, 2026, announcing the Company’s Receipt of Nasdaq Delisting Notice Subject to Hearing

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 13, 2026

Blue Hat Interactive Entertainment Technology

By:	/s/ Xiaodong Chen
Name:	Xiaodong Chen
Title:	Chief Executive Officer (Principal Executive Officer)

2